Exhibit 12
Dendreon Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges (in thousands)	2008	2007	2006	2005	2004

Earnings

Loss before taxes	(71,644)	(99,264)	(91,642)	(81,547)	(76,802)

Add: Fixed Charges	7,210	5,888	3,532	2,157	2,871
Less: Capitalized Interest	586	229	1,536	—	—

Total Earnings (as defined)	(65,020)	(93,605)	(89,646)	(79,390)	(73,931)

Fixed Charges

Interest expense	4,685	3,828	252	346	255
Capitalized Interest	586	229	1,536	—	—
Amortization of debt issuance costs	471	278	84	5	—

Total Interest Expensed and Capitalized	5,742	4,335	1,872	351	255

One-third of rental expense, net of sublease income	1,468	1,553	1,660	1,806	2,616

Total Fixed Charges	7,210	5,888	3,532	2,157	2,871